Mail Stop 4561

September 10, 2007

Lammot J. du Pont
Executive Chairman
DuPont Fabros Technology, Inc.
1212 New York Avenue, NY, Suite 900
Washington, D.C. 20005

> **Re: DuPont Fabros Technology, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 9, 2007**
> **File No. 333-145294**

Dear Mr. du Pont:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-1 filed on August 9, 2007 that was provided to us by counsel.

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.   Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer on page 2 to studies or reports by Tier1 Research, IDC Research, and Economic Co-operation and Development. Please confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts' consents as exhibits to the registration statement.

3.   Please provide support for the following statements:

   a.   "We are a leading owner, developer, operator and manager…"
   b.   "We believe our data centers are engineered to the highest specifications commercially available."
   c.   Statements regarding the estimated critical loads of your development properties.
   d.   Statements on page 3 regarding the reduced supply of data space. Please provide us information that demonstrates supply trends of recent years.
   e.   "Our [properties] are strategically located…near sources of relatively inexpensive power"

4.   Please confirm to us that substantially all of the proceeds will be used for the specified purposes described on page 47. If not, please revise the prospectus to comply with the disclosure guidelines provided in Industry Guide 5.

Prospectus Summary, page 1

Overview

5.   Please revise to clarify, if true, that your "sponsors" are Messrs. Du Pont and Fateh.

Our Competitive Strengths, page 4

6.   Please clarify which persons are considered senior managers for purposes of the average experience calculation.

7.   Please move the summary risk factors to after "Competitive Strengths."

Our Portfolio Summary, page 5

8.   Please revise footnote 5 to clarify whether the reference to "contractual increases" includes any increases subsequent to August 1, 2007.

9.   Please revise footnote 6 to more clearly explain the term "Annualized Management Fee Recoveries."

Development Properties, page 6

10.   Please disclose the development costs to date.

Summary Risk Factors, page 7

11.   Please revise the fourth bullet to specifically reference Microsoft and Yahoo.

Formation of Our Company, page 8

12.   Please provide us with your analysis with respect to the potential for integration of the offers and sales of common stock and units issued in the formation transactions with the public offering of common stock covered by the prospectus, including a discussion of any relevant staff interpretations. Please provide us copies of the contribution agreements in support of your analysis.

Employment Agreements, page 11

13.   Please disclose that the LTIP units and the unvested restricted shares are entitled to dividend payments.

14.   On page 12, you state that Mr. Osgood will not be eligible to receive an annual cash bonus. In the next sentence, you state that Messrs. Du Pont, Fateh, and Osgood will be eligible to receive a cash bonus….” Please revise.

Risk Factors, page 20

 “As the present or former owner or operator…,” page 27

15.   Please disclose which of your properties were used previously for industrial and retail purposes.

16.   On page 28, you state that you are aware of the existing groundwater remediation system on the New Jersey property. Please disclose the potential impact this may have on your business and/or investors, including, if appropriate, any potential future costs or other responsibilities.

“As the owner of real property…,” page 28

17.   We note that you have estimated expenditures of approximately $650,000 to reduce emissions to be in conformance with state limits. Please clarify whether this statement refers only to the ACC2 facility, or to all the Virginia facilities.

"Illiquidity of real estate investments…," page 33

18.   Please revise the risk factor to specifically address liquidity issues with data centers.

"We may pursue less vigorous enforcement…," page 36

19.   Please revise to briefly describe the conflicts of interest in connection with the employment agreements and "other agreements."

"If securities analysts do no publish research or reports…," page 16

20.   The risk factor section should be limited to a description of risks that specifically effect the company, and not risks that equally effect all public companies. Please eliminate this risk factor and the preceding risk factor or, alternatively, explain how these risks specifically affect you or the securities being offered. Refer to Item 503(c) of Regulation S-K.

Dividend Policy, page 48

21.   It appears that you intend to disclose "estimated cash flows used in investing activities." If so, please advise us how this will be calculated.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Capitalization of Costs, page 61

22.   Please discuss your capitalization policies with respect to non-acquisition costs, such as renovations to your existing properties.

Results of Operations, page 62

23.   In several instances throughout this section, you explain changes in net income (loss) and income from continuing operations by using the phrase "as a result of the above items." Please revise this language to specifically state what factors contributed to the changes.

Material Provisions of Consolidated Indebtedness…, page 67

24.   Please expand your disclosure to show how your applicable leverage ratio will affect your term loan interest rate.

25.   We note your disclosure of your credit agreement's affirmative and negative covenants. For each of the covenants listed, please disclose whether or not you are currently in compliance.

26.   You disclose that CH1 will be subject to a $30.1 million mortgage loan upon completion of this offering. This does not agree with the $20.7 million outstanding indebtedness for CH1 that has been recorded on your pro forma balance sheet. Please revise or advise.

Discussion of Cash Flows, page 69

Three Months Ended March 31, 2007…, page 69

27.   In your explanation of the increase in operating activities, the amounts used to explain the increase amount to more than the overall increase. Please advise or revise

Year Ended December 31, 2006…, page 69

28.   Please disclose the reason for the decrease in cash used in operating activities.

Business and Properties, page 78

29.   Please include a discussion regarding the tenant you are currently trying to relocate so that you can develop SC1 and SC2. Refer to your risk factor on page 24 that relates to this matter.

30.   Please disclose whether you hold any patents or trademarks. We note your disclosure on page 32 relating to trade secrets and other proprietary information used in your business.

Business and Growth Strategies, page 80

31.   Please provide quantitative disclosure regarding the extent of your contractual rent increases.

Development Properties, page 83

32.   Please explain in greater detail what you mean by your statement that you "intend to develop each of these facilities in two equal phases." In addition, please state your development intentions with respect to ACC7.

Property Indebtedness, page 86

33.   Please provide this information for each individual property, rather than on an aggregate basis, as it appears in the referenced section. Alternatively, provide a cross-reference to page F-50 where you do provide the related disclosure on a property by property basis.

Lease Expirations, page 87

34.   Please provide quantitative disclosure regarding the relationship of the rent per square foot of your 2008 expiring lease and current market rents.

Primary Tenants, page 89

35.   Please provide footnote or narrative disclosure on when renewal notices are generally required to be received.

36.   Please provide more detailed quantitative disclosure regarding the renewal rates of leases expiring in 2008-10.

Employees, page 93

37.   Please disclose how many employees you will have upon consummation of the IPO, as well as their locations.

Management, page 94

38.   Please disclose Mr. Foster's years of service at Global Signal.

Summary Compensation Table, page 100

39.   Please revise footnotes 2-4 to disclose, if accurate, that dividends will be paid on LTIP units and unvested restricted shares.

40.   We note that you have not disclosed compensation information for your predecessor as it is not relevant, but have instead provided disclosure responsive to Item 402 of Regulation S-K for your 2007 compensation based primarily on employment agreements. Please provide the disclosure required by Item 402(j) or advise us why you believe such disclosure is not appropriate.

Formation Transactions, page 107

41.   Describe the nature of each of the technical services arrangements that you reference. Refer to Item 404 of Regulation S-K.

Structure and Formation of Our Company, page 113

42.   Please expand your disclosure to clarify how you determined the amount of consideration and OP units that will be given to the members of the certain property-holding entities and the members of certain entities affiliated with your sponsors in exchange for their contributions.

Income Tests, page 141

43.   Please provide an analysis of how your rents, which based on your disclosure appear to be,
        in part, determined based on the amount of power provided to tenants, are analyzed for
        purposes of the REIT income tests.

Offering Price Determination, page 154

44.   Please confirm to us that underlying asset valuations were not considered in determining the
        public offering price.

Relationships, page 156

45.   Please describe the services provided in connection with the financial advisory fee.

Index to Financial Statements, page F-1

46.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X, as
        applicable.

Pro Forma Condensed Consolidated Balance Sheet, page F-4

47.   We note that you have recorded the Acquired Properties at fair value on your pro forma
        balance sheet. However, it appears that Quill Ventures and the Acquired Properties may be
        under common control and should therefore be recorded at their historical cost basis.
        Please provide us with an analysis of how you determined that the Acquired Properties
        should be adjusted to their fair value, citing relevant accounting literature.

48.   Please insert a subtotal column prior to the proceeds from offering to give pro forma effect
        to the formation transactions, KeyBank refinancing, other probable acquisitions and
        changes in capitalization that will occur at the IPO, but not the sale of shares anticipated in
        the offering. A similar pro forma column should be presented between the historical and as
        adjusted columns in the capitalization table on page 51.

Pro Forma Condensed Consolidated Statements of Operations, page F-5

49.   Please tell us whether or not you intend to include the OP units to be issued to Messrs. du
        Pont and Fateh related to the Santa Clara land acquisition in the calculation of pro forma
        EPS.

Quill Ventures LLC

50.   Please include Sch. III, Real Estate and Accumulated Depreciation, for all properties held

by Quill Ventures LLC and DuPont Fabros Acquired Properties. Refer to Rule 12-28 of Regulation S-X.

Part II, Information Not Required in Prospectus, page II-1

Exhibits

51.   Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K. .

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

                                        Sincerely,

                                        Michael McTiernan
                                        Special Counsel

cc: <u>Via Facsimile</u>
        Geoffrey Ossias
        Cooley Godward Kronish LLP